

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Via E-Mail
Mr. Nils A. Ollquist,
President, Chief Executive Officer and Director
Borneo Resource Investments Ltd.
19125 North Creek Parkway, Suite 120
Bothell, WA 98011

Re: **Borneo Resource Investments Ltd.**
             Amendment No. 1 to Form 10-12G
             Filed July 12, 2012
             File No. 000-54707

Dear Mr. Ollquist:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure to refer to your company as an exploration stage company. Without a mineral reserve, your company is an exploration stage company pursuant to paragraph (4) (i) of Industry Guide 7.

Mining Concessions, page 3

2. We note your response to prior comment 4. The noted agreements are material to the company and need to be filed as exhibits to the Form 10. Please file the agreement whereby Interich acquired the 80% interest in PT Chaya Meratus Primecoal. Also file the Memorandum of Understanding dated October 7, 2011 between the company and PT Integra Prime Coal whereby the company acquired rights to exploration of 1,300 hectares in Kalimantan. File the Share Sale Purchase Pre-Contract Agreement between the company and Batubaraselaruas Sapta, dated March 15, 2012 for the company to acquire

75% of PT Batubaraselaruas Sapta which is the holder of 93,000 hectare concession in East Kalimantan. File the agreement between the company and PT Berkat Bumi Waigeo, the Agreement on Transfer of Shares, Coal Mining License and Its Management, dated March 23, 2012, to acquire a 80% interest in PT Berkat Bumi Waigeo which is the holder of a 9,600 hectare concesion in the West Papua Province. File the agreement between the company and PT Berkat Banua Masanggu, the Agreement on Transfer of Shares, Coal Mining License and Its Mangement, dated March 23, 2012, to acquire a 90% interest in PT Berkat Banua Masanggu which is the holder of an 8,800 hectare concession in the South Kalimantan Province. We may have further comment.

Liquidity and Capital Resources, page 13

3. We note your disclosure of several agreements entered into on page 14 which will apparently require significant liquidity to execute fully. Please revise your disclosure here to explicitly clarify the impact to such agreements if such liquidity levels cannot be attained. Also, discuss the amount of liquidity needed in the next 12 months to execute your business plan.

Cash Flows for the three months ended March 31, 2012, page 13

4. We note your statement that as of March 31, 2012 you had a working capital deficit of $139,303. It appears to us that you had a working capital deficit of $326,259 as of March 31, 2012. Please revise.

Properties, page 18

5. We note your response to comment 22 in our letter dated June 7, 2012. Please disclose the various government conditions and compliance requirements to maintain your IUPs.

6. We note your response to comment 23 in our letter dated June 7, 2012 and we reissue the comment. For each of your material properties please address each of the bullet points regarding your property description.

7. We note that you have not performed any exploration work on your properties and that you currently have no exploration plans. Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

8. In addition, we note that one of your concessions has surface and "outcrop" coal. Please tell us how you have made this determination and discuss any work performed or site assessments.

9. We note your disclosure referencing mines that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties.

Directors and Executive Officers, page 20

10. We note your response to comment 25. Please revise to clarify that Carlo Muaja performed his consulting services in his individual capacity and not for any consulting entity.

Certain Relationships and Related Transactions and Director Independence, page 22

11. We note your response to comment 30 in our letter dated June 7, 2012. Please state the name of the promoters, nature and amount of anything of value received or to be received by each promoter, and the nature and amount of any assets, services or other consideration received or to be received by the registrant, as required by Item 404(c)(1)(i).

12. We note your response to comment 31. Please revise to clarify how OFS Capital Group is a related party to the company.

Audited Financial Statements

General

13. We reviewed your response to our prior comment 36. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Since your merger with Interich is accounted for as a recapitalization, historical financial statements of the Interich become your historical financial statements. Accordingly, please revise to include an audited note summarizing the activities Interich. Refer to Rule 8-02 of Regulation S-X for financial statement requirements.

Consolidated Statement of Operations, page F-4

14. We note the cumulative statement of operations does not include expenses of $60,178 for the period ended December 31, 2009. Please revise your cumulative statement of operations consistent with the consolidated statement of stockholder's equity presented on page F-5.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Peter Dichiara, Esq.